Bank of America Corporate Center
100 North Tryon Street
Suite 4000
Charlotte, NC 28202-4025
+1 704 339 3100 Main
+1 704 339 3101 Fax
www.dechert.com
FREDERICK H. SHERLEY

frederick.sherley@dechert.com
+1 704 339 3151 Direct
+1 704 339 3171 Fax

April 21, 2011

VIA EDGAR

Ms. Linda Stirling
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re:	HSBC Investor Funds (“Registrant”) File Nos. 033-07647 and 811-04782
Post-Effective Amendment No. 125 to the Registration Statement on Form N-1A

Dear Ms. Stirling:

This letter responds to the comments that you provided to me in a telephone conversation on February 22, 2011 regarding Post-Effective Amendment No. 125 to the Registrant’s Registration Statement on Form N-1A (“PEA 125”). PEA 125 was initially filed with the Securities and Exchange Commission (“SEC”) on January 7, 2011, to register the Risk Managed Fund, a new series of the Registrant (the “Fund”). The changes described in this letter will be reflected in a Post-Effective Amendment that is expected to be filed with the SEC today.

Your comments and the Registrant’s responses are set forth below. Capitalized terms that are not defined in this letter have the meanings given to them in the Registrant’s Registration Statement.

SUMMARY PROSPECTUS

     1. Comment. Expense Table (Footnote 3) - Please confirm that the Fund’s investment adviser cannot terminate the fee cap upon written notice, and that the Trust’s determination to provide notice would be based on Board action. Also, if there is a fee recapture provision for the Fund’s investment adviser, please disclose it. Finally, please file the expense reimbursement agreement as an exhibit to the Registration Statement.

     Response. Footnote 3 to the Expense Table has been deleted as the Fund’s estimated fees and expenses are such that the Fund’s total annual fund operating expenses will be lower than the amount at which the expense cap set forth in the Expense Limitation Agreement with

US    Austin    Boston    Charlotte    Hartford    Los Angeles    New York    Orange County    Philadelphia    Princeton    San Francisco
Silicon Valley    Washington DC    EUROPE    Brussels    Dublin    London    Luxembourg    Moscow    Munich    Paris    ASIA    Beijing    Hong Kong

HSBC Global Asset Management (USA) Inc., the Fund’s investment adviser, would apply. Appropriate disclosure has been added after the summary section of the Prospectus under the heading, “Fund Management.” The Expense Limitation Agreement will be filed as an exhibit to the Registration Statement. The investment adviser cannot terminate the Expense Limitation Agreement upon written notice, and the Trust’s determination to provide notice would be based on Board action.

      2. Comment. In the discussion of the Fund’s investment strategy, please disclose in bold that the Active Targeted Minimum NAV is only a goal and that there is no assurance that it will be achieved.

      Response. The requested disclosure has been added to the Registrant’s Registration Statement.

      3. Comment. In the discussion of the Fund’s investment strategy, please disclose the specific derivatives contracts principally to be used in managing the Fund’s assets.

      Response. The requested disclosure has been added to the Registrant’s Registration Statement.

      4. Comment. In the discussion of the Fund’s investment strategy, please describe how individual investments will be selected for purchase or sale.

      Response. The requested disclosure has been added to the Registrant’s Registration Statement.

      5. Comment. In the discussion of the Fund’s investment strategy, please add a discussion of the fact that the Fund is non-diversified.

      Response. The requested disclosure has been added to the Registrant’s Registration Statement.

      6. Comment. Please move the discussion of temporary defensive positions out of the Summary section so that it is just Item 9 disclosure.

      Response. The discussion of temporary defensive positions has been removed from the Summary section of the Prospectus and added to the sub-section entitled, “More About Risks and Investment Strategies.”

      7. Comment. In the “Principal Investment Risks” sub-section of the Prospectus, please: (1) make the derivatives risk more specific to address the derivatives actually used; (2) remove the temporary defensive position risk from the Summary section so that it is just additional risk disclosure; (3) consider whether “Fixed-Income Instruments Risk” is truly a principal risk of the Fund; (4) explain in detail what the additional risks of emerging market issuers are, describe why the risks are greater than for more developed markets and explain why emerging markets are more volatile; and (5) add non-diversification risk.

      Response.

           (1) The requested disclosure has been added to the Registrant’s Registration Statement.

           (2) The requested changes have been made to the Registrant’s Registration Statement.

           (3) Upon consideration, it has been determined that “Fixed-Income Instruments Risk” is a principal risk of the Fund, and the description of the risk has been retained.

           (4) The requested changes have been made to the Registrant’s Registration Statement.

           (5) The requested disclosure has been added to the Registrant’s Registration Statement.

      8. Comment. In the “Purchasing Your Shares” section, please consider replacing “N/A” as the minimum additional purchase with “$0.”

      Response. The requested change has been made to the Registrant’s Registration Statement.

      9. Comment. Please state that non-fundamental policies and the Fund’s investment objective may be amended solely upon 60 days’ prior notice.

      Response. Disclosure has been added to the Registrant’s Registration Statement stating that shareholders will be given prior notice in the event of a material change to the Fund’s investment objective or other non-fundamental policy. Given the lack of a statutory or regulatory requirement that such notice be given 60 days in advance of the change (other than in the context of the requirements of Rule 35d-1 under the Investment Company Act of 1940), the Registrant respectfully declines to disclose that it will provide 60 days’ prior notice, although it notes that it would seek to provide as much advance notice as is practicable in the event of such a change.

Statutory Prospectus

      10. Comment. Market Timing section. Please describe in more detail exactly what the Fund’s market timing policies are; for example, are there restrictions on round-trip transactions.

      Response. The requested disclosure has been added to the Registrant’s Registration Statement.

Statement of Additional Information

      11. Comment. Immediately following the fundamental policies on page 38, there is a disclosure that mortgage-backed securities backed with mortgages on commercial properties are treated as a separate industry from mortgage-backed securities backed by mortgages on residential properties. Please describe why this is appropriate.

      Response. Upon review of the reason for making this distinction, the Registrant has determined that it was made in connection with certain bond funds that are no longer in operation. Accordingly, the Registrant has determined to omit this disclosure from its Registration Statement and will treat all mortgage-backed securities as part of the same industry for this purpose.

Please address any questions you may have concerning this letter to me at (704) 339-3151. Thank you in advance for your attention to this letter.

Very truly yours,

/s/ Frederick H. Sherley

Frederick H. Sherley